Filed by L&F Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended.
Subject Company: L&F Acquisition Corp.
Commission File No. 001-39722

The following is a transcript of a podcast interview first made available on March 23, 2022.

SPACInsider Podcast:

ZeroFox CEO James C. Foster & L&F Acquisition Corp. CEO Adam Gerchen

Nick Clayton:

Hello and welcome to another SPACInsider Podcast. I'm Nick Clayton and this week my colleague Marlena Haddad and I, will be speaking with James C. Foster, CEO of ZeroFOX. ZeroFOX entered into a 1.3 billion dollar combination agreement with L&F Acquisition Corporation in December. It is a cybersecurity firm working to protect a mix of public and private sector clients from attacks on the external assets that are frequently not the focus of its competitors. We discuss how the Russia, Ukraine war has ushered in a new era of cybersecurity and what types of companies face the biggest threats in this new environment. L&F CEO, Adam Gerchen also joins us to discuss the investment side of the cybersecurity sector, as well as what attracted it to ZeroFOX over the long term. Take a listen.

Nick Clayton:

So thanks so much for being on Adam and Foster. I'm especially happy to have you on at a time when cybersecurity could not be more relevant just looking at the news. And so just to start off there, the US government is a major client of yours. And you spent time at the Department of Defense, so obvious that you know the scale of the risks. When geopolitical tensions are high like they are right now, just how much does that change what's on your plate?

James C. Foster:

It changes things. It's sometimes hard to quantify the level of change. But I could say right now what's happening between Russia and the Ukraine is different. It's different than the changes we've seen in the past. And maybe I'll give you one or two reasons and examples. About two weeks ago on a Saturday afternoon, the Ukrainian government, specifically the Director of Technology and Digital Transformation came out and asked the world for help. In essence, he crowdsourced cyber war efforts and said, "Look, I need help from around the world and I'm going to go on Telegram and put out a wishlist of ways that we need help from cyber arms around the world." And people took up arms.

James C. Foster:

And it was a meaningful escalation towards Russia and towards Russian sympathist around the world, where they were at that point getting attacked by people everywhere. There were really two efforts that happened, because of this. One, you had thousands and thousands and thousands of individuals around the world, is what the best estimates. So right now attacking a series of discreet and tactical initiatives on behalf of Ukraine and defending as well. But it also came with a cloak for any other IC in the world that wanted to jump behind that and operate missions in the cyber warfare space. And also work on initiatives, could do so with cover now, because the world was being crowdsourced to help. That specific set of events had never transpired before.

James C. Foster:

And so we are weeks into now, governments actively attacking other governments in cyber warfare and asking for common individuals for help. Cyber wars has been around for the better part of two decades. We haven't seen crowdsourced cyber warfare ever before. Where it starts to change things is that there are so many organizations in the world today just asking for help, asking for guidance. Not knowing what to do. And Nick, I live in a world where when bad things happen in the cyber world, it means good things for business.

Nick Clayton:

Yeah, I can imagine it. And although this deal came about, or at least was initially announced long before these particular tensions broke out, Adam, it's something I'm sure was sort of on your radar. I mean, L&F set out initially looking for targets in the governance, risk, and compliance technology space. And that's a fairly wide sector. But during your search, were you feeling pulled toward cyber security as current events occurred? Or was it really just ZeroFOX jumped out while you're still in the wide view?

Adam Gerchen:

Right. Well, look, it's a combination of both. It's an amazing brand and asset, we're excited about the platform and the macro tailwinds behind it, but we really had a couple thematic trends behind those four buckets, governance, risk compliance, and legal of our main focus. It was the shift from analog to digital, proliferation of data and increasing number of mediums and surfaces where that data resides and then just increasingly burdensome regulatory environment and compliance regimes really across all these industries, geographies. And so, I don't think you can actually have an asset more on point both from a sector perspective and with those macro tails behind it, like ZeroFOX, especially in just combining with IDX. And clearly the IDX contract first came, because of a separate state actor in China. And so to Foster's point, it's a complex world. It seems to be only getting more and more complex. And the fact that they focused entirely on the external portion of cybersecurity, that's really where the future is. And we're excited to see what they can do with it.

Marlena Haddad:

And Foster ZeroFOX is not your first software company. So what did you learn from your previous experience, founding Ciphent?

James C. Foster:

Yeah. For all you listening on podcast. I got a lot of gray hair through these years and through these different cyber security companies. No, it's not my first. I've been in the cyber security space before it was ever called cyber, back in the late nineties, we referred to this is as computer security or network security. When I was working for the government. Post Y2K, I moved around and did a few startups that ended up being acquired. They were acquired by the likes of Verisign, McAfee and KKR. And at that point, you saw a transition from network security and data security centric messaging to cyber security, which is what you see today. I think lessons learn when I look at Ciphent into ZeroFOX is speed and scale. We've achieved speed and scale at ZeroFOX that is unique to my career.

James C. Foster:

And I think the opportunity in front of us is unique for a lot of reasons. One ZeroFOX has coined the category that we operate in today. External cybersecurity is a really important space in cybersecurity, and it's something that we feel we do a world class job of. We are a leader in this space and the quality of our customer base, our growth KPIs and the metrics that we've set forth, and certainly put out there for the public to see demonstrate that it's got some real tailwinds here that should set us up nicely to help customers out in the future.

Marlena Haddad:

Great. And many of the major listed cybersecurity firms are focused largely on protecting their clients' internal systems while ZeroFOX's work has taken aim at clients' external customer facing assets. Why do you think this is an overlooked portion of the market?

James C. Foster:

I think this is an emerging area of the market and the pace that hit has matured over the last 24 months, COVID in particular and what it did for organizations that needed to adopt remote work capabilities and digital assets and accelerate their digital transformation strategies has been meaningful. It has been a vast change for those that had five and 10 year plans to become digital first organizations, got accelerated down into one to three year plans. And so over the course of the last two decades, roughly speaking, you've seen risk postures to organizations where they focused on things like internal security, as you mentioned, and think of those as putting agent on devices. And there's a great market out there for it, with some really interesting new innovator leaders, CrowdStrike and SentinelOne come to mind as being examples of some of those innovative leaders, their market caps are doing well.

James C. Foster:

They're dominating some of the players that have been in the space prior to them for years like Symantec and McAfee. The point of view and the value they've offered customers are one that we will keep your devices safe from the bad guys. We will keep the bad things off of your devices and the things that you can own manage and control will be safe and secure so that you can rest at night. There's a whole nother class of security providers out there that aren't working on the internal aspects of security like those guys. They're working on what I call edge. It's keeping the bad outside of the network. And those are the Palo Alto Networks, the Check Points, Fortinets and Zscalers of the world. And they've traditionally separated what I would call the in from out. But what's happened here over the last several years is the emergence of critical information systems and data.

James C. Foster:

They have left the building, they've left the network, they've left the data center and they're in the cloud. And the things that companies are investing in as a part of their digital transformations are all by design, beyond the perimeter. And that's where ZeroFOX plays. We were started and founded in 2013. And over the last nine years, we have seen a drastic transformation in how businesses operate. We had the sole focus out of the gate to focus on external cybersecurity and our market is now here. It's big, it's growing. We've got a multi-year effort here that we put forth towards this platform. And I think what we're seeing here is there's more attacks and more vulnerability from the external side of the house than there's ever been before. And we're feel fortunate to be in the right place at the right time.

Nick Clayton:

Yeah, definitely. And many cybersecurity firms, you work with both public and private clients. But I imagine the demands from the other side from the client side are quite different, whether it's a government agency or a public brand, although as you're mentioning, just as we started here, there's so many of these things that have become common, no matter who you are in terms of the cybersecurity space and the risks you face and things like that. But how do those demands differ? And how does the process of even customer acquisition differ when you're dealing with whether it's a government or a private client?

James C. Foster:

Nick, actually, I think you'd be surprised on how similar they are. The sophistication of attacks going after government and public sector organizations today looks incredibly similar to those going after some of the higher value targets in enterprise financial services, all things digital. If you buy, sell, or transact in digital media today, you're a high value target, because that's where your revenue comes from. That's where your life blood of the business is. If you're in the manufacturing business, you're a prime target for ransomware, but there's no digital dollars to steal.

James C. Foster:

Those who sell online, transact online, find their customers online, service online, you are the new crown jewel target for these sophisticated adversaries. Where you see differences in the groups of focus, right? There's a lot of sophistication and maturity in general, around Eastern Europe and the disparate, decentralized cyber criminal organizations that have financial incentives.

James C. Foster:

They go after organizations with a financial goal. They want money, the nation state actors that you hear about the ones that are going after public sector organizations, in general, they want information. They want data. And so the end goal is very different, but the way to get there is the exact same. Find external assets that are unprotected, unbeknownst to those organizations, compromise one or two of them, take that wedge that you have and work your way inside the organization to further advance your goals and get to a target. And it's happening at a scale that the world's never experienced before. And it's happening with very little repudiation around the world, too. People can do this without fear of retaliation.

Nick Clayton:

Yeah. And specifically on the government side, I think it bears noting you have a 83 million per year contract with the federal office of personnel management, which forms a really mighty core for your overall revenues. And so over time with that long term contract, how have you leveraged the stability of that contract for expansion and are you hedging at all against it not being renewed in the future?

James C. Foster:

No, I wouldn't say we're hedging on it for not being renewed. Maybe the other way I would think about that contract and that opportunity is we've been fortunate enough to do a really nice job at executing and keeping that customer happy for lots of reasons. One, we treat all of our customers like they're our grandparents. We put extra effort, we take the calls and we make sure that our hearts and minds are aligned to making them successful. If our customers don't have successful outcomes and results, then we failed. And so fortunately, I think we've done a really nice job with that customer.

James C. Foster:

And then second most, these type of customers, ones that provide critical services to individuals and organizations or economies around the world, they're mission critical. It's a mission critical contract. We as an organization have made sure that the mission that we have supports this customer, and I think that's been recognized in the results that we've seen here in executing this contract. Outside of that, there's a bonafide and a trade craft that comes with this. Nobody else can say they've executed at this scale for another customer for this duration, or a contract like this in the United States, and being called in to help with a breach that was perpetrated by China and serving that organization for over a half a decade now is a unique bonafide and capability set. And the experience that you get and actively protecting a persistent adversary like that is unique. And I think it's created some differentiated capabilities for the organization that'll serve us for years to come.

Adam Gerchen:

And the validation that came with a massive upsell on the contract, a couple years in.

James C. Foster:

That's right. Yeah. Half a billion dollars is noteworthy, for sure.

Marlena Haddad:

Definitely. And as we briefly mentioned earlier, this deal also involves the acquisition of IDX. How does its customer base and tools compliment what ZeroFOX has already built?

James C. Foster:

IDX is a world leader in external breach response. And so they've really focused their business on making sure they understand when an external breach has happened. And on being able to understand the scope, being understand they've the compliance requirements notification, and then offer, provide digital protection for those parties that were affected, whether those are customers or employees. We've been partners for several years. And so this very strategic acquisition for us has been one that's been incubating for quite some time.

James C. Foster:

We've been integrated from a technology stack perspective for years. We've gone to market together. We've had field engagement, we've worked jointly on customers on behalf of furthering those customers missions. Our approaches and capabilities sets are very complimentary. I can provide proactive protection and inform my customers early to make sure that bad things don't happen. And IDX is there to get that first call when something bad does happen. And I think the combination of our two organizations allows us to offer a full suite of pre and post breach detection in the external space. And we believe that'll create a unique value prop for our customers in the future too. They want one back to pack and one throat to a choke. So we look forward to that opportunity to getting our backpack.

Adam Gerchen:

Probably an easier sell too. Once someone's been actually breaching they're there for the remediation to the look on the go forward basis. So we think the synergies are pretty profound here to own this entire breach life cycle.

James C. Foster:

That's exactly right.

Marlena Haddad:

And is IDX perhaps a model of the types of acquisitions that ZeroFOX plans to make in the future, or do you think you might prioritize customer acquisitions, technology or other factions with further moves?

James C. Foster:

Look, it's a model. If you look at the type of employees that come with IDX, the cultural similarities between the two organizations are just fantastic. Like ZeroFOX, IDX prides itself on focusing on the customer and providing positive customer outcomes. They've got an inherent passion in their workforce where you could tell the difference between people that have to go to work every day and people that want to go to work every day. And so that is the foundational element that we look for. That's very hard to find in any acquisition that we ever consider, is what is the culture of that organization? And is it similar to ZeroFOX? Because ultimately the human capital, the people that we acquire will be our longest competitive advantage and our greatest competitive advantage. It's not, what have you built [to date 00:15:34] it's what will we build together and how will we solve problems for customers together going forward?

James C. Foster:

And so looking at it from that vein, it's exactly the type of company that we'll look for further acquisitions. In terms of the other areas, in which we'll continue to explore. I think it's always going to be a combination of deeper or wider. We provide deeper capabilities for the solutions that we have today for our customers and the same type of customers we have, or do we go wider? Do we look at new geographies, new industries or expanding the capabilities of our platform. And there's always pros and cons for each. And it takes a special company to get past our high bar for acquisition candidate.

Nick Clayton:

Great. And for Adam, there are just so many different ways to evaluate software companies these days, and many want to be evaluated purely on their growth. And ZeroFOX has great growth projections, but at the same time, it also has very stable revenues set up already for itself. So just how did you thread the needle between the different factors at play there when you were assessing a value for ZeroFOX?

Adam Gerchen:

Look, I think you actually nailed on the head. It's a unique combination of a lot of baked in growth, given what they've done historically. The ZeroFOX standalones of 80 plus percent KR type business, but with the sort of security and consistency of what's coming online from IDX. And so there really is a lot of exciting combinations. And I think as a consequence, we could look to a lot of public market comps and it could come the value we were paying. But I think the valuation that we ultimately came up with was a pretty meaningful discount to the peer set.

Adam Gerchen:

And I think the reason we were able to achieve that discount from the other category champions in cyber, the high growth security peers and enterprise software more broadly is, all of us collectively, we as sponsor and Foster and team as executives and the Legacy investors of ZeroFOX and IDX, we're solely focused on the long term. Everyone's rolling. Foster is maintaining a significant stake. We're invest in the underlying pipe as are the insiders of ZeroFOX and IDX. So from all of our perspective, it was really about facilitating this transformational M and A deal with IDX and getting growth capital to take the platform to the next level. And so it was a breath of fresh air having talked to a lot of different targets, just how align Foster, me and the broader team were in just thinking longer term about all of this.

Nick Clayton:

Yeah. And you touched on it there, but I think we're going through different SPAC cycles every six months. It feels like these days. And I think a lot of the our-

Adam Gerchen:

[crosstalk 00:18:03] Every six weeks.

Nick Clayton:

Yeah, perhaps. Perhaps every six days, but many people, especially out in retail that are not SPAC specific in their focus like we are, maybe not as familiar, that just how different some of the terms of each SPAC transaction are and the different ways that sponsors are supporting the transaction and aligning themselves with it. So you touched upon it there, but you go into some of the other ways that L&F is both supporting and aligning itself with this deal.

Adam Gerchen:

Yeah, no, it's great question. I do think somewhat unique value proposition here in that L&F and our affiliates and ZeroFOX insiders, which include some of the leading venture capital and growth equity businesses out there are committing to $50 million of the $170 million pipe. So you have meaningful insider participation, both from Legacy insiders on the ZeroFOX 90X side and directly from the sponsor. And we in turn are also subjecting material portions of our founder shares to a price based earn-out. So really it's just hammer home that point collectively all of us are thinking very long term about this platform and what it can become into public markets.

James C. Foster:

I'll just double click on one other thing here, just to make sure that I get this on record. When we went looking for a SPAC partner, I think all of the economics that Adam just mentioned differentiated the firm, but the value that will get from this extends for many years beyond what will happen at the transaction table and that post transaction value was, is what I was looking for in a long term partner. Adam, and the team that he brought to the table was differentiated in quality of experience and desire to provide value. There are lots of opportunities out there as you know, to find SPACs, to potentially back a transaction. The quality of the personnel is one of those key differentiators, and I'm very happy with who we selected as a partner. They've proven to be the partner that I'd hope after we signed. And I look forward to them, proving it out again, as we transact together and build this business into something continually great in the years to come.

Marlena Haddad:

And Foster, what are the advantages of being a public company that you're most excited to leverage moving forward?

James C. Foster:

I think there's a couple of advantages that we are planning to leverage after we transact. One is access to capital is different. The potential access to capital, the different types of capital that you can access as a public organization versus a private entity is differentiated in and of itself. And that allows us to create what I would call an at scale advantage over would be competitors. That's one of the areas that we'll continually leverage, and whether that's finding creative uses of capital to increase organic growth, or creative uses of capital to apply towards an inorganic strategic acquisition or tuck in. I think those are things that we're looking at. And then the other part, which I think people get excited about maybe more than they should, but I believe is a very real outcome, is you have the ability to help leverage the brand awareness that comes with being a public organization as a category champion. Our goal was never to be public at ZeroFOX.

James C. Foster:

Our goal was to become the category champion in external cybersecurity, as anointed by our customers and their satisfaction levels. And if being public became a milestone that we needed to achieve in our journey on being recognized as category champion. So be it, and the advantage come with it, I think will be fun. It will be hopefully something that we could give back as a milestone for appreciation to our employees, our customers, and our partners. What I've heard from my peers is it doesn't get easier. I could tell you bigger companies are bigger challenges than smaller companies. I think we are poised and ready to tackle the challenge and this milestone head on.

Marlena Haddad:

Great. And cybersecurity seems like such a fast moving space, especially right now. Do you have any hints as to what the next big thing in the sector will be?

James C. Foster:

I think what we're expecting in the cyber world right now is increased activity from nation state actors under the guise that it could be response to symmetric warfare. And so right now, what we're seeing is the world of cyber has this approach to it right now, where you can just throw up your arms and say that wasn't me. And even if somebody has digital evidence, the arbiter of that evidence becomes media, quite frankly, versus international law, or some sort of grade upon press practices, retaliation. Those playbooks and rule books have not been written. I think you'll see increased international activity across the board.

James C. Foster:

And it'll realize itself in public sector organizations, big business and small business as well. Anything that could distract or disrupt target organizations and countries around the world. We are prepping our customers and making sure that they have response capabilities in place for attacks. And I think that will happen across small businesses, big businesses and public sector organizations. Unfortunately rarely is cyber warfare targets, are they picky? And they could certainly be focused on a broad swath of organizations. So we're trying to help proactively where we can.

Nick Clayton:

[inaudible 00:23:14] and Adam, can you just give us a quick update in terms of what the timeline of the transaction is looking like from this standpoint?

Adam Gerchen:

Sure. Well, our proxy has been filed and we're working through SEC comments and the process more broadly. So we can aim to have our shareholder vote and a successful close this summer.

Nick Clayton:

Well, it's not often that we can say when talking about a company in the market, that it's a scary time, but honestly, this is a situation where it is a scary time. And it's a reason why ZeroFOX is really a company that needs eyes on it. And I'm going to be very interested to continue following how your transaction goes and how ZeroFOX continues to grow, because it's clearly in a sector of need. And it's clearly in a sector where there's cutting edge needs, that they're going to only going to continue to grow. So Foster and Adam, thanks so much for being on.

James C. Foster:

Nick, Marlena, it was our pleasure. Thanks for the time today.

Adam Gerchen:

Thanks for having us.

ZeroFox, Inc. issued the following on March 23, 2022.

ZeroFox, Inc.’s LinkedIn Page:

ZeroFox Founder and CEO, James Foster, joined L&F Acquisition Corp. CEO Adam Gerchen on this week’s SPACInsider.com podcast. Listen to their insights on this new era for #cybersecurity, industries at risk & the biggest threats:
https://lnkd.in/eMJdqwBQ
#ExternalCybersecurity #ZFIntel

ZeroFox, Inc.’s Twitter:

ZeroFox Founder and CEO James Foster joined L&F Acquisition Corp. CEO Adam Gerchen on this week's @spac_insider podcast. Listen to their insights on this new era for #cybersecurity, industries at risk & the biggest threats:
https://t.co/6qgHR4GS4E
#ExternalCybersecurity #ZFIntel

ZeroFox, Inc.’s Facebook:

ZeroFox Founder and CEO, James Foster, joined L&F Acquisition Corp. CEO Adam Gerchen on this week's Spac Insider podcast. Listen to their insights on this new era for #cybersecurity, industries at risk & the biggest threats:
https://l.facebook.com/l.php?u=https%3A%2F%2Fspacinsider.com%2F2022%2F03%2F23%2Fpodcast-zerofox-l-and-f-acquisition-corp%2F%3Ffbclid%3DIwAR1A8rFT8P_t2W4dqrTf3pomhIht2xRjH8qjcBu1icbOMMtDx_CMH2sTdtc&h=AT2ifEIJhceClFuogBNAJNP_QUBLW2VdfrAhOhrTYmjehkKbLWsXMIyy41YGlUrz1HZWegqLsFUITkcMU2AiFwmpf4-j0dyof9pkDVAi4w4Ivg0GYRE1MC3zKuLfz1YzKQ&__tn__=-UK-R&c[0]=AT0TQKfs9xdU4iIScX8-KbL7nh_dyzE6ASLu_8LUk4x7uaslIYbbXSmc9wQQNbkoYxCCRWYcivChkMCBybJ7MNz9LmiiDXcvKsHV1S_6oL9WmCbGnj7CznM3Awd8P2TzsPxLVn9LAZuTHrQB9PhAUJEKipy9HfpZ3fXny4r9rlcwfgYSRBqd
#ExternalCybersecurity #ZFIntel

Graphic:

Forward-Looking Statements

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this report, words such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability of the parties to complete the transactions contemplated by the definitive agreement relating to the business combination and other transactions that will result in ZeroFox, Inc. (“ZeroFox”) becoming a publicly traded company as ZeroFox Holdings, Inc. (the “Business Combination”); the outcome of any legal proceedings that may be instituted against L&F Acquisition Corp. (“LNFA”), the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LNFA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of LNFA, ZeroFox, ID Experts Holdings, Inc. (“IDX”) or the combined company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that LNFA, ZeroFox, IDX or the combined company may be adversely affected by other economic, business, and/or competitive factors; LNFA’s, ZeroFox’s or IDX’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the proposed Business Combination; ZeroFox’s and IDX’s ability to execute on their business plans and strategy; the ability to meet the listing standards of the listing exchange on which the combined company will be listed following the consummation of the transactions completed by the Business Combination; and other risks and uncertainties described from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”).

You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LNFA’s registration statement on Form S-4 (File No. 333-262570) filed in connection with the Business Combination, and other documents filed by LNFA from time to time with the SEC.

Readers are cautioned not to place undue reliance upon any forward-looking statements, which only speak as of the date made. LNFA, ZeroFox and IDX expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of LNFA, ZeroFox or IDX with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information about the Business Combination and Where to Find It

LNFA has filed with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which includes a preliminary proxy statement/prospectus of LNFA, which will be both the proxy statement to be distributed to holders of LNFA's ordinary shares in connection with the solicitation of proxies for the vote by LNFA's shareholders with respect to the proposed Business Combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, LNFA will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. LNFA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with LNFA’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters, because the proxy statement/prospectus will contain important information about LNFA, ZeroFox and IDX and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of LNFA as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at sec.report or by directing a request to: L&F Acquisition Corp., 150 North Riverside Plaza, Suite 5200, Chicago, Illinois 60606.

No Offer or Solicitation

This communication is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, LNFA, ZeroFox, IDX, JAR Sponsor, LLC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LNFA’s stockholders in connection with the Business Combination under the rules of the SEC. Information regarding LNFA directors and executive officers may be found in the Registration Statement, including amendments thereto, and other reports which are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.